

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 7, 2010

Ms. Margrit Eyraud
Chief Executive Officer
Marani Brands, Inc.
13152 Raymer Street, Suite 1A
North Hollywood, CA 91605

     Re: **Marani Brands, Inc.**
              Form 10-K for Fiscal Year Ended June 30, 2009
              Forms 10-Q for Quarters ended September 30 and December 31, 2009
              Supplemental responses received May 3, May 6, and June 30, 2010
              File No. 333 -123176

Dear Ms. Eyraud:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        John Reynolds
                        Assistant Director